June 15, 2012

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the quarterly period ended March 31, 2012
Filed May 9, 2012
File No. 001-09718

Dear Mr. West:

The PNC Financial Services Group, Inc. (PNC or the Company) is responding to your letter dated May 24, 2012 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (Form 10-K) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

We appreciate your comments regarding our recent disclosures. Company management is responsible for establishing and maintaining effective controls over financial reporting and the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (Staff) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Form 10-Q. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have repeated herein each of the comments in your letter (in italics) and provided responses thereto. We have added letters to the sub-bullets in several of your comments to facilitate your review of our responses. All references to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K or Form 10-Q, as applicable.

Form 10-K for the fiscal year ended December 31, 2011

Item 1 – Business

European Exposure – Page 5

1.	Please revise your disclosure in future filings to address the following:

a) More clearly disclose how the amounts discussed regarding the eight countries that you are closely monitoring relate to the amounts discussed regarding your European exposures. For example, in your discussion of European exposures, you state that you have $440 million of indirect exposure in the form of unfunded contractual commitments, but subsequently you disclose that you have indirect exposure of $770 million to France and Belgium.

RESPONSE:

The total amount in the disclosure includes 14 countries: Greece, Ireland, Italy, Portugal, Spain, Belgium, France, Turkey, Netherlands, Denmark, Sweden, Switzerland, United Kingdom and Germany. We more closely monitor eight out of the 14 countries due to their economic and financial situation. We disclosed the eight countries which are Greece, Ireland, Italy, Portugal, Spain, Belgium, France and Turkey. In future filings, we will more clearly state all of the countries included in the disclosure and more clearly delineate between direct and indirect exposure, similar to the revised wording and tabular format shown below.

EUROPEAN EXPOSURE

Summary of European Exposure at December 31, 2011

($ in millions)

Country/Region	Direct	Indirect	Total
Greece, Ireland, Italy, Portugal and Spain (“GIIPS”)	$118	$63	$181
Belgium, France and Turkey	154	770	924

Sub-total	272	833	1,105
Others(1)	1,815	1,199	3,014

Total European Exposure at December 31, 2011	$2,087	$2,032	$4,119

(1)	Others consists of the Netherlands, Denmark, Sweden, Switzerland, United Kingdom and Germany

The table above shows our total exposure as of December 31, 2011 to European entities of $4.1 billion, consisting of $2.1 billion in direct exposure and $2.0 billion in indirect exposure, which are discussed below. European entities are defined as supranational, sovereign, financial institutions and non-financial entities within the countries that comprise the European Union, European Union candidate countries and other European countries. Foreign exposure underwriting and approvals are centralized. Country exposures are monitored and reported on a regular basis. We actively monitor sovereign risk, banking system health, and market conditions and adjust limits as appropriate. We rely on information from internal and external sources, including international financial institutions, economists and analysts, industry trade organizations, rating agencies, econometric data analytical service providers, and geopolitical news analysis services.

Direct exposure primarily consists of loans, leases, securities, derivatives, letters of credit and unfunded contractual commitments with European entities, and totaled $2.1 billion at December 31, 2011, with $1.6 billion outstanding and $485 million primarily for unfunded contractual commitments. The $1.6 billion outstanding balance (.59% of PNC total assets) primarily represents $625 million for cross-border leases in support of national infrastructure, which are supported by letters of credit having trigger mechanisms that require collateral in the form of cash or United States Treasury securities, $382 million for UK foreign office loans and $357 million of securities issued by AAA-rated sovereigns. The remaining $485 million of our direct exposure is largely comprised of $440 million for unfunded contractual commitments primarily for United Kingdom local office commitments to Business Credit corporate customers on a secured basis. There was no individual country where the exposure was greater than .75% of total assets.

We also track European financial exposures where PNC is appointed as a fronting bank by our clients and we elect to assume the joint probability of default risk. As of December 31, 2011, PNC had $2.0 billion of indirect exposure. For PNC to incur a loss in these indirect exposures, the obligor and the financial counterparty participating bank would need to default. PNC assesses both the corporate customer and the participating banks for counterparty risk and where PNC has found that a participating bank exposes PNC to unacceptable risk, PNC will reject the participating bank as an acceptable counterparty and will ask the corporate customer to find an acceptable participating bank.

Among the regions and nations that PNC monitors, we have identified eight countries for which we are more closely monitoring their economic and financial situation. The basis for the increased monitoring includes, but is not limited to, sovereign debt burden, near term financing risk, political instability, GDP trends, balance of payments, market confidence, banking system distress and/or holdings of stressed sovereign debt. The countries identified are: Greece, Ireland, Italy, Portugal, Spain (collectively “GIIPS”), Belgium, France and Turkey. Direct and indirect exposure to entities in the GIIPS countries totaled $181 million as of December 31, 2011 of which $118 million is direct exposure for cross-border leases within Portugal and indirect exposure of $48 million for letters of credit with strong underlying obligors and $15 million for unfunded contractual commitments to Spain. Direct and indirect exposure to entities in Belgium, France, and Turkey totaled $924 million as of December 31, 2011 of which there is direct exposure primarily consisting of $75 million for cross-border leases within Belgium, $62 million for unfunded contractual commitments in France and $11 million for 90% Overseas Private Investment Corporation (“OPIC”) guaranteed Turkish loans. Indirect exposure is $770 million for letters of credit with strong underlying obligors in France and Belgium.

b) Clarify specifically if you are excluding Turkey from the discussion of European exposures.

RESPONSE:

We are not excluding Turkey from the discussion of European Exposure. PNC’s exposure to Turkey was $17 million, of which we specifically disclose that $11 million related to Overseas Private Investment Corporation guaranteed loans, as noted in our response to 1a) above.

c) Discuss the triggers for your indirect letters of credit exposures and the potential circumstances under which you would be obligated to perform under these commitments.

RESPONSE:

Regarding our indirect exposure as the “issuing bank” or “fronting bank”, PNC may issue a letter of credit or similar instrument where PNC is the issuing bank under a revolving credit agreement where many banks are a party to the revolving credit agreement. Rather than having each bank issue its own letter of credit, the corporate customer uses PNC as the “issuing bank” or “fronting bank”. If there is a draw request under the letter of credit, PNC pays the letter of credit and is reimbursed for that payment by the other banks who are participating in the revolver. PNC and the other banks are then repaid by the borrower under the revolver. PNC would only be at risk of loss if the banks who participate in the revolver and/or the corporate customer do not honor their legal obligations to PNC. PNC assesses both the corporate customer and the participating banks for counterparty risk and where PNC has found that a participating bank exposes PNC to unacceptable risk, PNC will reject the participating bank as an acceptable counterparty and will ask the corporate customer to find an acceptable participating bank.

Within our direct exposure category, there are letters of credit which relate to cross border leases, as further discussed below. The structures of these leases are such that each lease is fully supported by a payment undertaking agreement issued by a financial institution, which is designed to cover 100% of the lease payments owed by the lessee to PNC. In cases where the payment undertaking agreement issuer is downgraded below a specified threshold (i.e. “trigger event”), the issuer may be required to provide additional collateral in the form of U.S. Treasuries and/or U.S. Government Securities to secure its obligations, or the lessee may be required to replace the payment undertaking agreement, dependent on the underlying agreements. In addition, several of the cross border leases are secured by letters of credit, designed to further collateralize PNC’s exposure. These letters of credit are likewise subject to trigger events, which would require replacement of the letter of credit if triggered. Another trigger event would be where a lessee with credit profile supported by a rated entity, such as a government entity, is downgraded or their support is removed. This type of event would generally require the lessee to furnish additional collateral, such as a letter of credit, to further collateralize the lease transaction.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Balance Sheet Review

Purchase Accounting, page 39

2.	We note in footnote (a) to the table “Accretable Net Interest – Purchased Impaired Loans” that the net reclass to accretable from nonaccretable was due in part to credit improvements, as well as cash flow extensions. You disclose on page 35 that the primary driver of the decrease in net interest income and net interest margin during 2011 was due to a decrease on purchase accounting accretion on purchased impaired loans primarily due to lower excess cash recoveries. Further, we note your response to comment seven of our letter dated December 22, 2011 that the reclassifications occurring during the nine months ended September 30, 2011 were due to cash flow extensions. As the changes in the accretable yield on purchased impaired loans appear to continue to materially impact your net interest margin, please revise future filings to provide a more robust discussion of the underlying drivers of the changes in your estimated cash flows related to these loans, similar to that provided in your January 27, 2012 response. In this regard, we noted additional details in your response regarding the magnitude of the assumption changes during the period. Please also clarify the cause of the weighted average life extension (for example, was it due to modifications or troubled debt restructurings or simply due to a change in the original purchase assumptions, etc.).

RESPONSE:

As disclosed in the Form 10-K, a primary driver of lower purchase accounting accretion between 2010 and 2011 was the decrease in excess cash recoveries. Page 39 of the Form 10-K shows that purchase accounting accretion on impaired loans declined from $839 million to $525 million year over year and excess cash recoveries decreased from $483 million to $254 million over the same period.

Excess cash recoveries represent payments received in excess of the recorded investment for a loan and most often occur on larger balance commercial impaired loans, which are not accounted for within pools, and have experienced more favorable performance relative to our initial fair value estimates. When an excess cash recovery occurs, the recorded investment is paid down and income is recognized for the amount in excess of recorded investment since the cash received is over and above what was estimated for this loan to date.

As detailed in Note 6 – Purchased Impaired Loans of the Form 10-K, the net reclassification to accretable from non-accretable difference during the year ended December 31, 2011 was $908 million. The significant majority, $849 million, of this reclassification occurred in the first nine months of the year and was discussed in our January 27, 2012 response. In the fourth quarter, we did observe an additional reclassification of $59 million, which primarily resulted from additional excess cash recoveries on our Commercial and Commercial Real Estate Loans. This was primarily driven by better than expected outcomes from payments of unpaid principal balance and higher than anticipated collateral recovery values at liquidation. Since the majority of these excess cash recoveries also exceeded the gross estimated cash flows, they resulted in a reclass to accretable from non-accretable difference. The net reclassification to accretable from non-accretable difference for the Consumer portfolio was minor in the fourth quarter.

In response to what specifically drove the weighted average life (WAL) extensions observed in the first three quarters of 2011, the WALs on the purchased impaired portfolio increased by approximately six months over that period due to several factors. The two primary drivers were updated re-default/prepayment assumptions on the mortgage portfolio resulting from recalibrating models with actual observed loss/prepay experience, and extending term assumptions on a population of home equity installment loans resulting from improved data analysis with that portfolio.

Based upon our second quarter 2012 results, we will disclose more details regarding the underlying drivers of changes in our estimated cash flows impacting the accretable yield on purchased impaired loans, consistent with our January 27, 2012 response and the response noted above.

Investment Securities, page 41

3.	Your disclosure indicates that you transferred $6.3 billion of securities from the available for sale portfolio to the held to maturity portfolio during 2011. We also note your disclosure on page 94 that in March of 2010 you transferred $2.2 billion of securities from available for sale portfolio to the held to maturity portfolio. Please revise your future filings to discuss the reasons for these transfers. Specifically, clarify if these transfers are being made as a part of your efforts to comply with Basel III requirements or for other reasons.

RESPONSE:

The 2011 and 2010 transfers of securities from the available for sale portfolio to the held to maturity portfolio involved U.S. government agency-guaranteed and high-quality non-agency securities where management’s intent to hold changed. As these were high-quality securities, no other than temporary impairment charges were recorded on any of the transferred securities. Additionally, for the first quarter 2010 and for 2011, respectively, $2.1 billion and $4.8 billion of these investments were in an unrealized gain position. The transfers were completed in order to reduce the impact of price volatility on accumulated other comprehensive income and certain capital measures, and considered potential changes to regulatory capital requirements under the proposed Basel III capital standards. We will revise future filings to include the reasons for these transfers.

Critical Accounting Estimates and Judgments

Goodwill, page 64

4.	We note your disclosure on page 50 that a portion of capital is intended to cover unexpected losses and is assigned to your business segments using a risk-based economic capital model, which considers goodwill and other intangible assets at those business segments, as well as the diversification of risk among the business segments. Please tell us the following:

a) Clarify whether you use the economic capital model to determine the carrying value of your reporting units. For example, tell us whether, and if so how, you consider economic capital allocated to your reporting units for this purpose. Tell us whether you allocate your shareholder’s equity to your reporting units on a pro rata basis using assigned economic capital as a basis for allocation or whether you simply use the economic capital assigned to the reporting unit and expand your disclosure in future filings to discuss the use of this approach.

b) To the extent the total capital required to support all of your reporting units’ activities is more or less than the total shareholder’s equity of the company, please tell us how you account for any difference.

RESPONSES:

PNC uses economic capital to determine the equity carrying value of our reporting units. PNC uses a targeted Tier 1 common ratio when determining the fair value of our reporting units. PNC’s targeted Tier 1 common ratios for each reporting unit exceed the 6% regulatory capital guidelines for “well capitalized” and are determined based on a comparison to peer entities and reporting unit specific risk characteristics. The fair value of a reporting unit is compared to its allocated economic capital to identify potential impairment in Step 1 testing. All PNC reporting units passed Step 1 of the impairment testing as of October 1, 2011.

On October 1, 2011 shareholders’ equity was $34.2 billion, of which approximately $3.1 billion represents excess capital not assigned to a reporting unit or considered in the valuation of reporting units. This excess capital provides flexibility to accommodate future capital management strategies, including acquisitions, balance sheet growth, evolution towards Basel III capital rules, and subject to regulatory approval, share repurchase and dividend activity. Disclosures will be expanded in future filings to discuss this approach.

It should be noted that as of October 1, 2011, PNC was in process of building equity in conjunction with the announced, but not yet closed acquisition of RBC Bank (USA). RBC Bank (USA) closed on March 2, 2012 with no additional equity raised.

c) Tell us the extent to which you review the capital allocations determined for each of your reporting units with your Board of Directors or your banking regulators.

RESPONSE:

PNC’s economic capital allocations are provided to the Audit and Risk Committees of the Board of Directors as part of management’s quarterly reporting process. Noteworthy changes to the economic capital allocations or methodology are highlighted for the audit committee as part of the quarterly financial reporting review.

PNC’s economic capital allocations are also reviewed by management through the Executive Capital Committee on a quarterly basis and shared with banking examiners in the quarterly Economic Capital Report which is provided to them upon request. Banking examiners regularly review PNC’s economic capital processes, models and assumptions as part of their annual Internal Capital Adequacy Assessment Process (“ICAAP”) exam (formerly the SR 99-18 exam).

Additionally, the Executive Capital Committee reports summary economic capital information to the Asset & Liability Committee (ALCO) and further to the Risk Committee of the Board of Directors on a quarterly basis.

Risk Management

Loan Modifications and Troubled Debt Restructurings

Commercial Loan Modifications and Payment Plans, page 80

5.	We note your disclosure that out of $81 million of Small Business Administration and investment real estate loan modifications at December 31, 2011, only $24 million were considered to be TDRs. Similarly, out of $88 million of these modifications at December 31, 2010, no loans were considered to be TDRs. Please revise your future filings to clarify if your policy for determining whether commercial loan modifications are TDRs is similar to your policy for consumer loan modifications. If not, revise your disclosure to provide this policy for your commercial loan modifications as well.

RESPONSE:

Our policy for determining whether loan modifications are TDRs is the same for commercial and consumer loan modifications. Under our approach for identifying consumer loan modifications as TDRs, we evaluate whether these restructured loans have granted concessions to a borrowers experiencing financial difficulties. We will revise future filings to clarify this.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Part I – Financial Information

Item 1. Financial Statements (Unaudited)

Notes to Consolidated Financial Statements (Unaudited)

Note 6 - Purchased Loans

Purchased Impaired Loans - Balances, page 94

6.	In an effort to enhance your disclosure in future filings, please revise to include a roll forward of activity for the nonaccretable difference. In addition, as it relates to your aggregate purchased impaired loans, disclose the weighted average remaining life of the purchased impaired loans.

RESPONSE:

We understand the intent of the request for a roll forward of nonaccretable difference is to provide the financial statement reader with insights regarding how accretable amounts on purchased impaired loans might change in future periods, as was observed in 2011 when $908 million was reclassified to accretable from nonaccretable difference. Due to data, systems, and process constraints, such disclosure is not feasible near term.

In lieu of a roll forward of activity for the nonaccretable difference, PNC will disclose in its second quarter Form 10-Q a sensitivity analysis of expected cash flows based on changes in key drivers to the cash flow estimation process. Such disclosure, as outlined below, will provide the reader with an assessment of the potential impacts of cash flow changes and how those changes will increase or decrease future period accretion. The table below provides an illustrative example of the disclosure that will be included in the Management Discussion and Analysis section of our second quarter Form 10-Q.

Proposed Accretable Difference Sensitivity Disclosure

Dollars in Billions	March 31, 2012	Increase in Cashflows[1]		Decrease in Cashflows[2]
Accretable Difference of Purchased Impaired Loans	$2.5	+ x	%	- x	%
Carrying Value of Purchased Impaired Loans	$7.4	+ x	%	- x	%

[1]

Represents an improving economic scenario that would increase future cashflow expectations for purchased impaired loans. This improving scenario assumes for consumer loans that home prices estimates increase by [x]% and unemployment rate estimates would decrease by [x] percentage points; for commercial loans the scenario assumes that collateral values increase [x]% and excess cash recovery rates for unsecured commercial loans increase by [x] % based on the trailing six month trend.

[2]

Represents a declining economic scenario that would decrease future cashflow expectations for purchased impaired loans. This declining scenario assumes for consumer loans that home prices estimates decrease by [x]%, and unemployment rate estimates would increase by [x] percentage points; for commercial loans the scenario assumes that collateral values decrease [x]%.

Weighted average life of the purchase impaired portfolios

The table below provides the weighted average life (WAL) for each of the purchased impaired portfolios as of March 31, 2012. Purchased impaired portfolio WAL amounts will be disclosed in PNC’s second quarter Form 10-Q.

in Millions	Recorded Investment	WAL[1]
Commercial	568	37
Commercial Real Estate	1,128	26
Consumer[2]	2,839	55
Residential Real Estate	3,886	54

	8,421	51

[1]	Weighted average life represents the average number of months for which each dollar of unpaid principal remains outstanding.
[2]	Portfolio primarily consists of nonrevolving home equity products.

Purchased Non-Impaired Loans, page 94

7.	Please tell us how you determined that none of your residential real estate loans or non-revolving home equity loans were purchased impaired loans within the scope of ASC 310-30 given that the amount of cash flows not expected to be collected appears large compared to the outstanding balance disclosed above and the total of contractually required repayments including interest

RESPONSE:

PNC acquired $2,416 million of residential real estate and $3,561 million of home equity loan balances in the first quarter as part of the RBC Bank (USA) acquisition, which were recorded at a fair value of $2,064 million and $2,978 million, respectively. Of these portfolios, $1,214 million of residential real estate and $215 million of home equity balances were classified as purchased impaired loans under ASC 310-30 (formerly SOP 03-3). A table detailing loans acquired from RBC Bank (USA) by product and purchased impaired and purchased non-impaired classification is available on page 93 of the 2012 first quarter 10-Q filing (shown below). Approximately 50% of the residential real estate and 6% of the home equity loan balances acquired from RBC Bank (USA) were determined to be purchased impaired.

RBC Acquisition - Purchased Loans Balances

	Purchased Impaired Loans		Other Purchased Loans
in millions	Fair Value	Outstanding Principal Balance	Fair Value	Outstanding Principal Balance
Commercial Lending
Commercial	446	746	6,002	6,328
Commercial Real Esate	481	836	2,067	2,310
Equipment Lease Financing	—	—	86	92

Total Commercial Lending	927	1,582	8,155	8,730

Consumer Lending
Home Equity	151	215	2,827	3,346
Residential Real Estate	896	1,214	1,168	1,202
Credit Card and other
consumer	—	—	376	385

Total Consumer Lending	1,047	1,429	4,371	4,933

Total	1,974	3,011	12,526	13,663

Purchased non-impaired RBC Bank (USA) loan balances are provided on Page 94 of the 2012 first quarter Form 10-Q. Of the total $3,346 million home equity loans balances shown as non-impaired, $3,148 million were scoped out of purchased impaired classification because they were credit arrangements in which the borrower possesses revolving privileges as prescribed in ASC 310-30-15-2(f). The remaining $198 million of home equity balances, as well as $1,202 of residential real estate balances, were excluded because they either did not have evidence of credit quality deterioration or it was not probable that PNC would not collect all contractually required payments, which was evaluated using a number of factors including the loan’s delinquency status, borrower’s credit status, and loan-to-value ratios.

Cash flows not expected to be collected for these loans were calculated by comparing the expected cash flows to the contractually required payment receivable. The primary reason this difference exists is because the contractually required payment receivable is based on the total contractual payment terms of the loans and does not include prepayment estimates as denoted by footnote (a) at the bottom of page 94. Since these portfolios have a concentration of prepayable mortgages, the relative difference between the contractual cash flow and the expected cash flows is more significant because of the contractual terms of these products (often 30 years).

The table on page 93 was also intended to enable a reader to evaluate our estimate of the credit quality of the purchased non-impaired residential real estate portfolio. The difference between the fair value of the residential real estate portfolio (as determined by taking the net present value of future expected cash flows) and the outstanding balance is $34 million on a $1,202 million outstanding balance. Therefore, the purchase accounting mark on the acquired RBC Bank (USA) non-impaired residential real estate loans is 3%. A similar evaluation can be performed on the non-impaired home equity balances, which shows a mark of $519 million on balances of $3,346 million (or 16%). The purchase accounting mark ratio on the non-impaired home equity balances is higher because this portfolio contains revolving loans that are excluded from ASC 310-30, as described above, that might have otherwise been considered purchased impaired based on other criteria.

Note 8 - Fair Value, page 100

8.	Please revise your disclosures in future filings to provide all of the disclosures required by ASC 820-10-50-6A related to your private equity investments for which you measure fair value using the net asset value of those entities.

RESPONSE:

The nature of the investments in our private equity portfolio are disclosed on pages 54 and 55 within the Market Risk Management section of MD&A and also on pages 103 through 105 in Note 8 Fair Value. We consider the private equity portfolio to be comprised of two main classes of investments, direct private equity investments and indirect private equity investments. A description of each class and the total estimated fair value of our investment in each class were provided in the aforementioned disclosures. In the disclosures on pages 103 through 105, we disclosed the fact that the fair values of the indirect private equity investments were estimated based on the net asset values as provided in the financial statements we received from their managers. Due to the significantly diversified nature of our indirect private equity portfolio (i.e. industry, geography, etc.), we do not believe further disaggregation of our investments would be meaningful to a reader. Additionally, we note that for our indirect private equity investments there were no other significant restrictions on our ability to sell these investments in addition to being non-redeemable, as disclosed on page 55 of the Form 10-Q, and it was not probable that we would sell any of our indirect private equity investments.

In note (h) on page 106 to the Fair Value Measurements table on page 105, we disclosed that our indirect private investments are not redeemable and that we receive distributions over the life of the partnership from liquidation of the underlying investments by the investee. In future filings we will expand this disclosure to provide an estimate of the liquidation period for these investments. In our disclosures, on page 133, we note that the total amount of unfunded contractual commitments related to all private equity investments was $234 million at March 31, 2012. In future filings we will disclose indirect unfunded contractual commitments within note (h).

***

We thank you in advance for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to Greg Kozich, Senior Vice President and Controller, at 412-762-0790.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.

cc: Rebekah Lindsey